2003 Financial statements

TABLE OF CONTENTS

Management’s Report	FS2
Report of Independent Registered Public Accounting Firm and Comments by Auditor to U.S. Readers on Canada – U.S. Reporting Differences	FS3
Consolidated Financial Statements for the Years Ended December 31, 2003 and 2002
Consolidated Statements of Income and Retained Earnings (Deficit)	FS4
Consolidated Balance Sheets	FS5
Consolidated Statements of Cash Flow	FS6
Notes to the Consolidated Financial Statements	FS7

Management’s report

The accompanying consolidated financial statements and all information in the annual report are the responsibility of management.

The consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles. When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. The consolidated financial statements are not precise since they include certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis in order to ensure that the consolidated financial statements are presented fairly, in all material respects. Financial information presented elsewhere in this annual report has been prepared on a basis consistent with that in the consolidated financial statements.

PetroKazakhstan Inc. maintains systems of internal accounting and administrative controls. These systems are designed to provide reasonable assurance that financial information is relevant, reliable and accurate and that the Corporation’s assets are properly accounted for and adequately safeguarded.

The Audit Committee of the Board of Directors, composed of non-management directors, meets regularly with management, as well as the external auditors, to discuss auditing (external and internal), internal controls, accounting policy and financial reporting matters. The Audit Committee reviews the consolidated financial statements with both management and the independent auditors and reports its finding to the Board of Directors before such statements are approved by the Board .

The consolidated financial statements have been audited by TOO Deloitte & Touche, the independent auditors, in accordance with the generally accepted auditing standards on behalf of the shareholders. TOO Deloitte & Touche have full and free access to the Audit Committee.

(signed)

BERNARD F. ISAUTIER	NICHOLAS H. GAY

President and Chief Executive Officer	Senior Vice President Finance and Chief Financial Officer

February 6, 2004

Report of Independent Registered Public Accounting Firm

To the shareholders of PetroKazakhstan Inc.

We have audited the consolidated balance sheets of PetroKazakhstan Inc. as at December 31, 2003 and 2002 and the consolidated statements of income and retained earnings (deficit), and cash flows for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are fee of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2003 and 2002 and the results of its operations and cash flows for each of the years in the three-year period ended December 31, 2003, in accordance with Canadian generally accepted accounting principles.

(signed)

TOO DELOITTE & TOUCHE

Almaty, Kazakhstan

February 6, 2004

Comments by Auditor to U.S. Readers on Canada – U.S. Reporting Differences

The standards of the Public Company Accounting Oversight Board (United States) for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Corporation's consolidated financial statement, such as the changes described in Note 2 to the consolidated financial statements. Our report to the shareholders dated February 6, 2004 is expressed in accordance with Canadian reporting standards, which do not require a reference to such a change in accounting principles in the auditors' report when the change is properly accounted for and adequately disclosed in the consolidated financial statements.

(signed)

TOO DELOITTE & TOUCHE

Almaty, Kazakhstan

February 6, 2004

Consolidated statements of income and retained earnings (deficit)

Years ended December 31

EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT PER SHARE AMOUNTS

	2003	2002	2001

REVENUE
Crude oil	621,126	481,114	252,981
Refined products	481,326	332,639	328,958
Service fee	11,532	9,646	18,631
Interest income	3,340	1,951	2,486

	1,117,324	825,350	603,056

EXPENSES
Production	65,516	60,596	41,231
Royalties and taxes	82,295	68,714	41,023
Transportation	224,987	163,801	50,237
Refining	15,539	21,721	20,562
Crude oil and refined product purchases	56,460	73,327	78,788
Selling	26,540	23,253	19,277
General and administrative	58,489	58,879	51,494
Interest and financing costs	35,579	35,473	19,530
Depletion and depreciation	81,985	45,088	34,254
Foreign exchange (gain) loss	(5,333)	2,233	1,453

	642,057	553,085	357,849

INCOME BEFORE UNUSUAL ITEMS	475,267	272,265	245,207

UNUSUAL ITEMS
Arbitration settlement (Note 20)	–	7,134	–
Defence costs related to potential takeover	–	–	5,546

INCOME BEFORE INCOME TAXES	475,267	265,131	239,661

INCOME TAXES (Note 15)
Current provision	165,379	100,808	79,679
Futureincome tax	(9,938)	(313)	(11,285)

	155,441	100,495	68,394

NET INCOME BEFORE NON-CONTROLLING INTEREST	319,826	164,636	171,267
NON-CONTROLLING INTEREST	2,338	2,068	1,927

NET INCOME	317,488	162,568	169,340

RETAINED EARNINGS (DEFICIT), BEGINNING OF YEAR	78,821	(66,366)	(18,887)
Normal course issuer bid (Note 14)	(11,232)	(17,350)	–
Common share dividends (Note 13)	–	–	(209,168)
Premium on redemption of series 5 warrants (Note 14 e)	–	–	(7,626)
Preferred share dividends	(32)	(31)	(25)

RETAINED EARNINGS (DEFICIT), END OF YEAR	385,045	78,821	(66,366)

BASIC NET INCOME PER SHARE (Note 16)	4.06	2.01	2.12

DILUTED NET INCOME PER SHARE (Note 16)	3.91	1.93	2.02

See accompanying notes to the consolidated financial statements.

Consolidated balance sheets

As at December 31

EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS

	2003	2002

ASSETS
CURRENT
Cash (Note 5)	184,660	74,796
Accounts receivable (Note 6)	150,293	92,431
Inventory (Note 7)	36,920	40,529
Prepaid expenses (Note 8)	44,901	44,594
Current portion of future income tax asset (Note 15)	14,697	9,049

	431,471	261,399
Deferred charges (Note 13)	6,729	5,321
Restricted cash (Note 9)	35,468	–
Futureincome tax asset (Note 15)	24,815	24,529
Property, plant and equipment (Note 10)	527,136	405,479

TOTAL ASSETS	1,025,619	696,728

LIABILITIES
CURRENT
Accounts payable and accrued liabilities (Note 11)	88,422	90,522
Short-term debt (Note 12)	73,225	16,307
Prepayments for crude oil and refined products	6,652	3,540

	168,299	110,369
Long-term debt (Note 13)	246,655	281,797
Provision for future site restoration costs	6,567	4,167
Future income tax liability (Note 15)	13,012	17,015

	434,533	413,348

Non-controlling interest	13,091	10,753
Preferred shares of subsidiary	80	83
COMMITMENTS AND CONTINGENCIES (Note 20)

SHAREHOLDERS’ EQUITY
Share capital (Note 14)	191,695	193,723
Contributed surplus (Notes 2, 14)	1,175	–
Retained earnings	385,045	78,821

	577,915	272,544

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,025,619	696,728

See accompanying notes to the consolidated financial statements.

Approved by the Board of Directors:

(signed)
BERNARD ISAUTIER	JACQUES LEFÈVRE
Director	Director

Consolidated statements of cash flow

Years ended December 31

EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS

	2003	2002	2001

OPERATING ACTIVITIES
Net income	317,488	162,568	169,340
Items not affecting cash:
Depletion and depreciation	81,985	45,088	34,254
Amortization of deferred charges	3,936	1,402	16
Loss on disposition of assets	794	3,360	–
Accrued interest on Kazgermunai debt	1,657	3,016	5,679
Non-controlling interest	2,338	2,068	1,927
Other non-cash charges	1,671	(395)	418
Future income tax	(9,938)	(313)	(11,285)

Cash flow	399,931	216,794	200,349
Changes in non-cash operating
working capital items (Note 19)	(60,581)	(37,816)	(48,396)

Cash flow from operating activities	339,350	178,978	151,953

FINANCING ACTIVITIES
Short-term debt, net (Note 19)	5,806	(26,610)	51,557
Common share dividends (Note 13)	–	–	(31,830)
Redemption of series 5 warrants (Note 14 e)	–	–	(9,425)
Redemption of series 5 corresponding
convertible securities (Note 14 e)	–	–	(3,878)
Purchase of common shares (Note 14)	(14,848)	(23,549)	–
Long-term debt (Note 19)	12,364	(17,658)	(8,258)
Deferred charges paid	(3,642)	(2,850)	(2,520)
Proceeds from issue of share capital,
net of share issuance costs	1,588	1,417	685
Preferred share dividends	(32)	(31)	(25)

Cash flow from (used in) financing activities	1,236	(69,281)	(3,694)

INVESTING ACTIVITIES
Restricted cash	(35,468)	–	–
Capital expenditures	(196,470)	(136,852)	(102,732)
Proceeds from sale of property, plant and equipment	1,258	–	–
Long-term investment (Note 19)	–	40,000	(40,000)
Acquisition of subsidiary, net of cash acquired	(38)	(2,853)	–
Purchase of preferred shares of subsidiary	(4)	(8)	(13)

Cash flow used in investing activities	(230,722)	(99,713)	(142,745)

INCREASE IN CASH	109,864	9,984	5,514
CASH, BEGINNING OF YEAR	74,796	64,812	59,298

CASH, END OF YEAR	184,660	74,796	64,812

See accompanying notes to the consolidated financial statements.

Notes to consolidated financial statements

Years ended December 31

EXPRESSED IN THOUSANDS OF UNITED S TATES DOLLARS, TABULAR AMOUNTS IN THOUSANDS OF DOLLARS UNLESS OTHERWISE INDICATED

NOTE1 SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

PetroKazakhstan Inc. (“PetroKazakhstan” or the “Corporation”) formerly known as Hurricane Hydrocarbons Ltd. is an independent integrated oil and gas corporation, operating in the Republic of Kazakhstan, engaged in the acquisition, exploration, development and production of oil and gas, refining of oil, and the sale of oil and oil products.

The consolidated financial statements of PetroKazakhstan have been pre p a red in accordance with Canadian Generally Accepted Accounting Principles (GAAP) and include the accounts of the Corporation, which is incorporated under the laws of Alberta, together with the accounts of its subsidiaries which are incorporated under the laws of Canada, Cyprus, England, the Netherlands, British Virgin Islands and Kazakhstan. Intercompany transactions are eliminated upon consolidation.

On August 28, 1996, the Corporation entered into a Share Sale-Purchase Agreement with the Republic of Kazakhstan for the purchase of 100% of the issued common shares of Yuzhneftegas, a state owned joint stock Company, later renamed to OJSC Hurricane Kumkol Munai and then to PetroKazakhstan Kumkol Resources (PKKR), operating in the South Turgai Basin, located in South Central Kazakhstan.

On March 31, 2000, the Corporation acquired 88.4% of the common shares of OJSC Shymkentnefteorgsyntez (Shymkent), later renamed to OJSC Hurricane Oil Products and then to PetroKazakhstan Oil Products (PKOP). The Corporation acquired an additional 8.3% of the common shares of PKOP over the following period ending December 31, 2003 and has a 96.7% interest in PKOP as at that date. PKOP owns and operates an oil refinery located in Shymkent, a city in South Central Kazakhstan.

These consolidated financial statements are prepared in accordance with Canadian GAAP and have been reconciled to U.S. GAAP in Note 21.

Use of estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are subject to measurement uncertainty. Actual results could differ from and affect the results reported in these consolidated financial statements.

With respect to accounting for oil and gas properties, amounts recorded for depreciation, depletion, future site restoration and amounts used for ceiling test calculations, are based on estimates of oil and natural gas reserves. By their nature, these estimates of reserves and the related future cash flows are subject to measurement uncertainty, and the impact on the consolidated financial statements of future periods could be material.

Joint ventures

As more fully explained in Note 4, certain of PetroKazakhstan’s activities are conducted jointly with others through incorporated joint ventures. Accordingly, these consolidated financial statements reflect PetroKazakhstan’s proportionate interest in such activities.

Foreign currency translation

Foreign currency amounts, including those of foreign subsidiaries, are translated in United States $’s using the temporal method as follows:

(a)	Monetary assets and liabilities – at the rate of exchange in effect at year end;
(b)	Non-monetary assets and liabilities – at historical rates; and
(c)	Revenues and expenses – at the average exchange rates during the period, except for provisions for depletion and depreciation, which are translated on the same basis as the related assets.

Gains or losses resulting from such translations are charged to operations.

Cash

Cash may include term deposits with original maturity terms not exceeding 90 days.

Inventory

Crude oil and oil products are recorded at the lower of average cost and net realizable value. Materials and supplies are recorded at the lower of average cost and replacement cost. Cost comprises direct materials and, where applicable, direct labour costs and those overheads, which have been incurred in bringing the inventories to their present location and condition. Net realizable value represents the estimated selling price less all estimated costs to completion and costs to be incurred in marketing, selling and distribution.

Deferred charges

Costs related to the issuance of long-term debt are deferred and amortized over the term of the respective debt instrument on a straight-line basis.

Property, plant and equipment

a) Petroleum and natural gas properties

PetroKazakhstan follows the full cost method of accounting for oil and gas operations whereby all acquisition, exploration and development expenditures are capitalized. Capitalized expenditures include land acquisition costs, geological and geophysical expenses, costs of drilling both productive and non-productive wells, gathering and production facilities and equipment and overhead expenses related to exploration and development activities. Interest is capitalized during the development phase of large capital projects until operations or production commences. Proceeds from sales of oil and gas properties are recorded as reductions of capitalized costs, unless the cost centre’s depreciation and depletion rate would change by a factor of 20% or more, whereupon gains or losses are recognized as income. Maintenance and repair costs are expensed as incurred, while impro vements and major renovations to assets are capitalized.

Costs accumulated within each cost centre are depreciated and depleted using the unit-of-production method based upon estimated proved developed reserves before royalties. Significant development projects and expenditures on exploration properties are excluded from the depletion calculation prior to assessment of the existence of proved reserves. Costs for unproved properties and significant developments are evaluated periodically for impairment.

Capitalized costs are subject to a cost recovery test (the “ceiling test”). Under this test, costs accumulated are limited to the estimate of future undiscounted net revenues from production of estimated proved reserves at prices and costs in effect at the year end, plus the cost of major developments and unproved developed properties less any impairment of such costs, and less estimated future interest expense, administrative costs, future site restoration costs and income taxes attributable to those operations. If the net carrying cost exceeds the ultimate recoverable amount as computed under the test, a write down is recorded.

b) Refining

Maintenance and repairs, including minor renewals and improvements are charged to income as incurred. The cost of major renovations and improvements, which increase useful lives, are capitalized. Direct costs incurred in the construction of fixed assets, including labour, materials and supplies are capitalized.

Depreciation is calculated using the straight-line method based upon the following estimated useful lives:

Buildings, warehouses and storage facilities	10 – 20 years
Process machinery and equipment	5 – 20 years
Transport equipment	5 – 30 years
Other tangible fixed assets	3 – 15 years

Site restoration

Estimated future site restoration costs are provided for on the unit-of-production basis. Costs are based on engineering estimates of the anticipated method and extent of site restoration, in accordance with current legislation, industry practices and costs. Site restoration expenditures are charged to accumulated provision as incurred. Provision is being made for site restoration costs, where they are probable and can be reasonably estimated.

Revenue recognition

Sales of petroleum and refined products are recorded in the period in which the title to the petroleum or refined product transfers to the customer. Produced but unsold products are recorded as inventory until sold. In the case of FCA sales, title to the crude oil passes at the point of loading. The Corporation records revenue based on a provisional Brent price at the time of delivery, then marks to market at month end to reflect increases or decreases in prevailing Brent prices and adjusts the final price, if necessary, at the bill of lading date according to the contract terms.

Derivative commodity instruments

The Corporation utilizes derivative instruments to manage the Corporation’s exposure to fluctuations in the price of crude oil as described in Note 17.

Hedge accounting is used when there is a high degree of correlation between movements in the fair value of the derivative instrument and the item designated as being hedged. Gains and losses are recorded in the same period as the hedged item and are recorded in the same manner as the hedged item in the Consolidated Statement of Income. If correlation ceases, hedge accounting is terminated and changes in the market value of the derivative instruments are recognized in the period of change.

Stock-based compensation

The Corporation has a stock option plan as described in Note 14. The Corporation recognizes compensation expense using the fair value of the equity instrument granted.

Income taxes

Income taxes are calculated using the liability method of tax accounting. Under this method, future income tax assets and liabilities are computed based on temporary differences between the tax basis and carrying amount on the balance sheet for assets and liabilities. Future income tax assets and liabilities are calculated using tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.

Comparative figures

The presentation of certain amounts for previous years has been changed to conform with the presentation adopted for the current year.

NOTE 2 CHANGES IN ACCOUNTING STANDARDS

Effective January1, 2002 the Corporation adopted the recommendations of the Canadian Institute of Chartered Accountants regarding stock based compensation. The Canadian Institute of Chartered Accountants revised their recommendations and effective January 1, 2004 recognition of compensation expense using the fair value of the equity instrument granted is required. The Corporation has adopted this recommendation on a prospective basis, effective January 1, 2003 as provided under the transitional provisions. Accordingly, the Corporation has recognized compensation expense for all common stock options granted to employees and non-executive directors on or after January 1, 2003 using the estimated fair value. The Corporation has recorded compensation expense of $1.2 million in general and administrative expenses within the consolidated statements of income and retained earni ngs for the year ended December 31, 2003 with a corresponding increase in contributed surplus within shareholder’s equity. Compensation expense for options granted on or after January 1, 2003 is recognized as compensation expense over the vesting period of the respective options. For common share options granted prior to January 1, 2003 the Corporation discloses the pro forma impact on net income and net income per share as if the estimated fair value of common stock options granted had been recognized as an expense.

Effective January 1, 2002 the Corporation adopted the amended recommendation of the Canadian Institute of Chartered Accountants with respect to accounting for foreign currency translation. All exchange gains and losses on long-term monetary items that do not qualify for hedge accounting are recognized in income. As at December 31, 2003 the adoption of this amended standard has no impact on the consolidated financial statements.

NOTE 3 SEGMENTED INFORMATION

Following the acquisition of PKOP in 2000, the Corporation became an integrated oil and gas company. All of the commercial activity of the Corporation is concentrated in the Republic of Kazakhstan in Central Asia.

On a primary basis, the business segments are:

•	Upstream comprising the exploration, development and production of crude oil and natural gas.
•	Downstream comprising the refining and marketing of refined products and the management of the marketing of crude oil.

The accounting policies of the operating segments are the same as those described in Note 1. Identifiable assets are those used in the operation of the segment.

The consolidated income tax impact of non-deductible interest expense of $2.6 million for the year ended December 31, 2003 ($7.5 million – 2002 and $3.2 million – 2001) has been allocated to Corporate.

Year ended December 31, 2003	Upstream	Downstream	Corporate	Eliminations	Consolidated

REVENUE
Crude oil	729,607	–	–	(108,481)	621,126
Refined products	77,618	441,200	–	(37,492)	481,326
Service fee	9,086	2,191	255	–	11,532
Interest income	936	416	1,988	–	3,340

	817,247	443,807	2,243	(145,973)	1,117,324

EXPENSES
Production	65,516	–	–	–	65,516
Royalties and taxes	80,046	2,249	–	–	82,295
Transportation	223,000	1,987	–	–	224,987
Refining	–	15,539	–	–	15,539
Crude oil and refined product purchases	55,467	146,966	–	(145,973)	56,460
Selling	10,508	16,032	–	–	26,540
General and administrative	32,721	20,285	5,483	–	58,489
Interest and financing costs	24,226	2,576	8,777	–	35,579
Depletion and depreciation	62,954	18,849	182	–	81,985
Foreign exchange loss (gain)	2,632	(9,863)	1,898	–	(5,333)

	557,070	214,620	16,340	(145,973)	642,057

INCOME (LOSS) BEFORE INCOME TAXES	260,177	229,187	(14,097)	–	475,267

INCOME TAXES
Current provision	108,350	52,670	4,359	–	165,379
Future income tax	(25,900)	15,962	–	–	(9,938)

	82,450	68,632	4,359	–	155,441
NON-CONTROLLING INTEREST	–	2,338	–	–	2,338

NET INCOME (LOSS)	177,727	158,217	(18,456)	–	317,488

There were no sales to an individual customer in excess of 10% of consolidated revenue.

Revenue eliminations are intersegment revenue.

Year ended December 31, 2003	Export	Domestic	Consolidated

Crude oil	596,673	24,453	621,126
Refined products	113,700	367,626	481,326

As at December 31, 2003	Upstream	Downstream	Corporate	Consolidated

Total assets	721,859	157,474	146,286	1,025,619
Total liabilities	387,087	45,383	2,063	434,533
Capital expenditures for the year	183,134	19,070	1,009	203,213

Year ended December 31, 2002	Upstream	Downstream	Corporate	Eliminations	Consolidated

REVENUE
Crude oil	566,033	–	–	(84,919)	481,114
Refined products	97,761	266,420	–	(31,542)	332,639
Service fee	5,610	3,423	613	–	9,646
Interest income	282	217	1,452	–	1,951

	669,686	270,060	2,065	(116,461)	825,350

EXPENSES
Production	60,596	–	–	–	60,596
Royalties and taxes	61,400	7,314	–	–	68,714
Transportation	163,791	10	–	–	163,801
Refining	–	21,721	–	–	21,721
Crude oil and refined product purchases	68,758	121,030	–	(116,461)	73,327
Selling	6,815	16,438	–	–	23,253
General and administrative	37,093	17,216	4,570	–	58,879
Interest and financing costs	9,023	1,514	24,936	–	35,473
Depletion and depreciation	31,647	13,347	94	–	45,088
Foreign exchange loss	1,024	995	214	–	2,233

	440,147	199,585	29,814	(116,461)	553,085

INCOME BEFORE UNUSUAL ITEMS	229,539	70,475	(27,749)	–	272,265

Arbitration settlement	7,134	–	–	–	7,134
INCOME (LOSS) BEFORE
INCOME TAXES	222,405	70475	(27,749)	–	265,131

INCOME TAXES
Current provision	64,500	26,463	9,845	–	100,808
Future income tax	7,737	(8,050)	–	–	(313)

	72,237	18,413	9,845	–	100,495
NON-CONTROLLING INTEREST	–	2,068	–	–	2,068

NET INCOME (LOSS)	150,168	49,994	(37,594)	–	162,568

Included in Upstream crude oil revenue are sales to one customer in the amount of $103.0 million.

Year ended December 31, 2002	Export	Domestic	Consolidated

Crude oil	445,290	35,824	481,114
Refined products	53,711	278,928	332,639

As at December 31, 2002	Upstream	Downstream	Corporate	Consolidated

Total assets	493,920	169,071	33,737	696,728
Total liabilities	148,247	36,859	228,242	413,348
Capital expenditures for the year	131,875	8,227	–	140,102

Year ended December 31, 2001	Upstream	Downstream	Corporate	Eliminations	Consolidated

REVENUE
Crude oil	420,631	2,034	–	(169,684)	252,981
Refined products	15,656	327,346	–	(14,044)	328,958
Service fee	7,154	11,029	448	–	18,631
Interest income	1,972	400	114	-	2,486

	445,413	340,809	562	(183,728)	603,056

EXPENSES
Production	41,231	–	–	–	41,231
Royalties and taxes	41,023	–	–	–	41,023
Transportation	50,237	–	–	–	50,237
Refining	–	20,562	–	–	20,562
Crude oil and refined product purchases	14,044	248,472	–	(183,728)	78,788
Selling	5,621	13,656	–	–	19,277
General and administrative	28,024	17,906	5,564	–	51,494
Interest and financing costs	7,815	1,029	10,686	–	19,530
Depletion and depreciation	24,116	9,764	374	–	34,254
Foreign exchange loss (gain)	342	1,478	(367)	–	1,453

	212,453	312,867	16,257	(183,728)	357,849

INCOME BEFORE UNUSUAL ITEMS	232,960	27,942	(15,695)	–	245,207

Defence costs related to
potential takeover	–	–	5,546	–	5,546
INCOME (LOSS) BEFORE
INCOME TAXES	232,960	27,942	(21,241)	–	239,661

INCOME TAXES
Current provision	57,590	16,299	5,790	–	79,679
Future income tax	(4,877)	(6,408)	–	–	(11,285)

	52,713	9,891	5,790	–	68,394
NON-CONTROLLING INTEREST	–	1,927	–	–	1,927

NET INCOME (LOSS)	180,247	16,124	(27,031)	–	169,340

Included in Upstream crude oil revenue are sales to one customer in the amount of $99.5 million.

Year ended December 31, 2001	Export	Domestic	Consolidated

Crude oil	225,938	27,043	252,981
Refined products	46,771	282,187	328,958

NOTE 4 JOINT VENTURES

The Corporation has the following interests in two joint ventures:

a)	a 50% equity shareholding with equivalent voting power in Turgai Petroleum CJSC (Turgai), which operates the northern part of the Kumkol field in Kazakhstan.

b)	a 50% equity shareholding with equivalent voting power in LLP Kazgermunai (Kazgermunai), which operates three oil fields in Kazakhstan: Akshabulak, Nurali and Aksai. Kazgermunai is restricted from paying dividends until all outstanding loans have been repaid in full. The long-term debt is non-recourse to the Corporation (as more fully disclosed in Note 13).

The Corporation’s interests in these joint ventures have been accounted for using the proportionate consolidation method. Under this method, the Corporation’s balance sheets, statements of income, retained earnings and deficit and cash flow include the Corporation’s share of income, expenses, assets, liabilities and cash flows of these joint ventures.

The following amounts are included in the Corporation’s consolidated financial statements as a result of the proportionate consolidation of its joint ventures and before consolidation eliminations:

Year ended December 31, 2003	Turgai	Kazgermunai	Total

Cash	8,370	10,432	18,802
Current assets, excluding cash	26,890	32,875	59,765
Property, plant and equipment	82,682	66,397	149,079
Current liabilities	76,533	11,260	87,793
Long-term debt	–	37,743	37,743

Revenue	118,167	111,860	230,027
Expenses	81,623	76,675	158,298
Net income	36,544	35,185	71,729

Cash flow from operating activities	58,566	39,089	97,655
Cash flow used in financing activities	–	(9,317)	(9,317)
Cash flow used in investing activities	(50,503)	(22,193)	(72,696)

The revenue for the year ended December 31, 2003 includes $35.9 million of crude oil sales made by Turgai to Downstream and $2.5 million of crude oil sales made by Turgai to Upstream. These amounts were eliminated on consolidation.

The revenue for the year ended December 31, 2003 includes $0.5 million of crude oil sales made by Kazgermunai to Upstream and no crude oil sales to Downstream. This amount was eliminated on consolidation.

Year ended December 31, 2002	Turgai	Kazgermunai	Total

Cash	307	2,854	3,161
Current assets, excluding cash	14,248	14,743	28,991
Property, plant and equipment	41,602	58,853	100,455
Current liabilities	24,909	4,798	29,707
Long-term debt	–	45,231	45,231

Revenue	72,938	48,284	121,222
Expenses	47,241	37,431	84,672
Net income	25,697	10,853	36,550

Cash flow from operating activities	25,420	19,264	44,684
Cash flow used in financing activities	–	(15,837)	(15,837)
Cash flow used in investing activities	(26,613)	(12,089)	(38,702)

Revenue for the year ended December 31, 2002 includes $55.0 million of crude oil sales made by Turgai and $6.3 million of crude oil sales made by Kazgermunai to Downstream. These amounts were eliminated on consolidation.

Year ended December 31, 2001	Turgai	Kazgermunai	Total

Cash	1,500	11,516	13,016
Current assets, excluding cash	7,426	12,728	20,154
Property, plant and equipment	19,394	55,031	74,425
Current liabilities	16,899	5,598	22,497
Long-term debt	–	61,068	61,068

Revenue	67,819	49,803	117,622
Expenses	31,758	39,092	70,850
Net income	36,061	10,711	46,772

Cash flow from operating activities	43,748	18,227	61,975
Cash flow used in financing activities	(50,000)	(20,980)	(70,980)
Cash flow used in investing activities	(13,330)	(4,386)	(17,716)

Revenue for the year ended December 31, 2001 includes $52.9 million of crude oil sales made by Turgai and $2.6 million of crude oil sales made by Kazgermunai to Downstream. These amounts were eliminated on consolidation.

NOTE 5 CASH

As at December 31, 2002, cash included $5.7 million of cash dedicated to a margin account for the Corporation’s hedging program, which was released on January 2, 2003, when PKKR entered into a new facility agreement (Note 13).

NOTE 6 ACOUNTS RECEIVABLE

Accounts receivable consist of the following:

	2003	2002

Trade	78,330	61,085
Value added tax recoverable	14,816	1,718
Due from Turgai	37,231	17,357
Other	19,916	12,271

	150,293	92,431

NOTE 7 INVENTORY

Inventory consists of the following:

	2003	2002

Refined products	6,626	6,458
Crude oil purchased	–	7,413
Crude oil produced	12,502	7,837
Materials and supplies	17,792	18,821

	36,920	40,529

NOTE 8 PREPAID EXPENSES

Prepaid expenses consist of the following:

	2003	2002

Advances for services and equipment	10,930	23,722
Prepayment of transportation for crude oil sales	30,422	17,210
Prepayment for pipeline tariff	3,549	3,662

	44,901	44,594

NOTE 9 RESTRICTED CASH

Restricted cash includes $10.5 million of cash dedicated to a debt service reserve account for the Corporation’s term facility (nil as at December 31, 2002). This cash is not available for general corporate purposes until the term facility is repaid in full (Note 13).

Restricted cash balance as at December 31, 2003 includes $25.0 million of cash dedicated to a margin account for the hedging program (Note 17).

NOTE 10 PROPERTY, PLANT AND EQUIPMENT

		Accumulated
		Depletion and	Net Book
	Cost	Depreciation	Value

2003
Oil and gas	703,540	362,054	341,486
Refining	154,401	44,483	109,918
Transportation	73,666	4,087	69,579

	931,607	410,624	520,983
Other	9,365	3,212	6,153

	940,972	413,836	527,136

2002
Oil and gas	569,050	305,568	263,482
Refining	138,532	27,706	110,826
Transportation	27,060	–	27,060

	734,642	333,274	401,368
Other	7,108	2,997	4,111

	741,750	336,271	405,479

Excluded from the depletable base of oil and gas properties are undeveloped properties of $17.0 million (December 31, 2002 – $17.0 million) and work in progress of $29.1 million (December 31, 2002 – $50.4 million). During the year ended December 31, 2003, $0.4 million of interest was capitalized ($0.3 in 2002).

NOTE 11 ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consist of the following:

	2003	2002

Trade	66,115	67,167
Royalties	16,133	15,929
Income taxes	–	4,729
Other	6,174	2,697

	88,422	90,522

NOTE 12 SHORT-TERM DEBT

	2003	2002

Working capital facilities	–	3,268
Current portion of term facility	35,692	–
Current portion of term loans	2,039	2,039
Joint venture loan payable	11,000	11,000
PKOP bonds	24,494	–

	73,225	16,307

The Corporation has four working capital facilities available totaling $72 million, that are revolving, three of the facilities are unsecured with one of the facilities secured by a mortgage on our office building in Almaty and the facilities have interest rates ranging from LIBOR plus 3.5% per annum to 14% per annum.

NOTE 13 LONG-TERM DEBT

Long-term debt is represented by:

	2003	2002

Term facility	71,384	–
9.625% bonds	125,000	–
12% Notes	–	208,210
Kazgermunai debt	37,743	45,231
Term loans	12,528	15,194
PKOP bonds	–	13,162

	246,655	281,797

Term facility

On January 2, 2003, PKKR entered into a $225.0 million term facility secured by crude oil export contracts This facility is repayable in 42 equal monthly installments commencing July 2003. The facility bears interest at rate of LIBOR plus 3.25% per annum. PKKR has drawn $190.0 million under this facility and has chosen not to utilize the remainder. PKKR has the right to repay the facility prior to its maturity, under certain terms and conditions and is required to make mandatory prepayments when the price of crude oil exceeds $24 Brent for the preceding month. As at December 31, 2003, PKKR has repaid principal in the amount of $82.9 million, representing $50.0 million early repayment, $8.8 million of mandatory prepayments and $24.1 million representing monthly installment repayments. When mandatory prepayments are made, monthly installments are recalculated taking into a ccount the prepayment. The mandatory prepayments also form a cumulative prepayment credit, which may, at the option of the Corporation, be used to reduce the amount of a required monthly installment by up to 65% in the event that average Brent oil prices fall below $17.0 for the preceding month.

The estimated prepayment amount for 2004, using forward Brent prices and minimum assigned volumes $14.0 million. This amount has not been classified as current in the balance sheet because actual Brent crude oil prices may differ significantly from forward Brent.

As a guarantor of the facility, the Corporation must comply with certain covenants including a limitation as to total debt and certain other financial covenants. The Corporation must also maintain a minimum cash balance of $40.0 million, of which an amount equal to 3 months principal and interest payments must be maintained a security deposit account (see Note 9).

PKKR is required to hedge 450,000 bbls of crude oil production per month for 2004 with a minimum price of $17.0 per bbl. As PKKR has not drawn the full amount of the facility, the hedged volumes have been reduce to 372,500 bbls of crude oil per month for 2004.

As of December 31, 2003, the Corporation is in compliance with all covenants under the facility agreement.

Included in deferred charges as at December 31, 2003 are $2.8 million of issue costs related to the term facility, which will be amortized over the term of the facility.

9.625% Notes

On February 12, 2003, PetroKazakhstan Finance B.V., a wholly owned subsidiary of PKKR issued U.S.$125.0 million 9.625% Notes due February 12, 2010. The Notes are unsecured, unconditionally guaranteed by the Corporation, PKKR and PKOP, and were issued at a price of 98.389% of par value. Each of the guarantors has agreed to certain covenants, including limitations on indebtedness, restrictions on payments of dividends, repurchase all or any part of the Notes at the holders’ discretion in the case of the occurrence of a change of control.

Issue costs of $1.8 million and the discount on the sale of the Notes of $2.0 million are recorded as deferred charges and will be amortized over the term of the Notes.

12% Notes

The Corporation declared a special dividend of C$4.00 per share to the shareholders of record as of August 2, 2001 in the form of $208,610,000, 12% Notes issued on August 3, due in 2006. These Notes were unsecured, bore interest at the rate of 12% per annum payable semi-annually on August 3 and February 3 and matured on August 4, 2006. The Notes were redeemable at the Corporation’s option in whole or in part on the interest payment dates at 102% up to and including February 3, 2003, at 101% up to and including February 3, 2004 and at 100% thereafter. Each holder of the Notes had the right, upon the occurrence of a change in control, to require the Company to repurchase all or any part (equal to $10,000 or an integral multiple thereof) of the Notes at a price of 101% of the aggregate principal plus accrued and unpaid interest.

Upon issuance, the Corporation paid fractional interests and withholding taxes of $31.8 million in cash and retained a corresponding amount of the Notes. The Corporation repurchased $0.9 million of these Notes on the market in 2001 and subsequently sold all of the Notes except for $0.4 million of the Notes, which were cancelled.

On February 3, 2003 the Corporation redeemed all $208.2 million of its outstanding 12% Notes. The Notes were redeemed for an aggregate redemption price of $212.4 million, representing 102% of the principal amount of the Notes, plus accrued and unpaid interest of $12.5 million, for a total of $224.9 million.

The unamortized issue costs related to the Notes of $1.4 million as at December 31, 2002 ($1.8 million as at December 31, 2001), and the discount on sale of Notes of $1.1 million as at December 31, 2002 ($0.9 million as at December 31, 2001) were recorded as deferred charges and were being amortized over the term of the Notes. These amounts were expensed upon redemption .

Kazgermunai debt

The Kazgermunai debt is non-recourse to the Corporation. The amounts set out below re p resent 50% of Kazgermunai’s total debt, which has been included in the consolidated financial statements on a proportionate consolidation basis (see Note 4).

	2003	2002

Kazgermunai senior debt	–	9,072
Kazgermunai subordinated debt	25,057	24,000
Loan from Government of Kazakhstan	12,686	12,159

	37,743	45,231

Kazgermunai senior debt

The senior debt bore interest at LIBOR plus 3% and was unsecured. Accrued interest was added to the principal on a semi-annual basis.

Amounts repaid	2003	2002

Principal repaid	5,224	17,506
Interest repaid	3,848	1,347

	9,072	18,853

NOTE 14 SHARE CAPITA L

Authorized share capital consists of an unlimited number of Class A common shares, and an unlimited number of Class A redeemable preferred shares, issuable in series.

Issued Class A common shares:

	December 31, 2003		December 31, 2002
	Number	Amount	Number	Amount

Balance, beginning of year	78,956,875	193,723	80,103,784	198,506
Shares repurchased and cancelled pursuant to normal course issuer bid (a)	(1,477,400)	(3,616)	(2,531,870)	(6,199)
Stock options exercised for cash	411,275	1,608	1,267,525	1,314
Corresponding convertible securities, converted (b)	29,476	(20)	125,756	113
Cancelled shares (c)	–	–	(8,320)	(11)

Balance, end of year	77,920,226	191,695	78,956,875	193,723

(a)
During 2002, the Corporation adopted a normal course issuer bid to repurchase, for cancellation, up to 5,253,238 common shares during the period from August 7, 2002 to August 6, 2003. This repurchase program, which was renewed on August 5, 2003, allows the Corporation to repurchase for cancellation, up to 5,775,028 common shares during the period from August 7, 2003 to August 6, 2004. As at December 31, 2002, the Corporation had purchased and cancelled 2,531,870 shares at an average price of C$14.57 per s h a re. The Corporation purchased and cancelled an additional 1,477,400 at an average price of C$14.69 per share during the year ended December 31, 2003. The excess of cost over the book value for the shares purchased was applied to retained earnings.

(b)	On March 31, 2000, also in connection with the acquisition of PKOP, the Corporation issued corresponding convertible securities as follows:

Options to purchase 1,105,753 common shares of the Corporation at prices and terms which are identical to those options outstanding at March 31, 2000, but in each case the number of options equals 41.16% of the outstanding options. This percentage was changed to 40.80% of the outstanding options granted prior to March 31, 2000. As at December 31, 2003 there were 36,717 outstanding corresponding convertible securities (66,193 – as at December 31, 2002).

(c)	The Corporation cancelled 8,320 shares in 2002 to correct the number of shares issued on the exercise of stock options in 2001. The Corporation cancelled 153,657 of the shares issued for the acquisition of PKOP in 2001 to correct an error made upon issuance.

(d)
The Corporation maintains an incentive stock option plan (“plan”) under which directors, officers and key personnel may be granted options to purchase class A common shares of the Corporation. The Corporation has reserved 8,076,050 class A common shares for issuance upon the exercise of options granted under the terms of the plan (2002 – 8,076,050). The Board of Directors determines the exercise price of each option, provided that no option shall be granted with an exercise price at a discount to market. The vesting periods established under the Corporation’s stock option plan and the term of the options are set by the board of directors, subject to a maximum term for any option of 10 years. Granted options have a vesting period of 3-5 years, except for options granted to non-executive directors, which vest immediately.

Kazgermunai subordinated debt

The subordinated debt bears interest at LIBOR plus 3% and is unsecured. Accrued interest is added to the principal on a semi-annual basis. Repayment of the debt may begin after full repayment of the senior debt.

Loan from Government of Kazakhstan

The loan from the Government of Kazakhstan relates to exploration and development work performed by PKKR on the Akshabulak, Nurali and Aksai fields prior to the formation of Kazgermunai. The loan bears interest at LIBOR plus 3% and is unsecured. Accrued interest is added to the principal on a semi-annual basis. Repayment of the debt will be in proportion to repayment of the subordinated debt.

Kazgermunai is restricted from paying dividends until all outstanding loans have been repaid in full.

Term loans

PKKR has obtained secured term loans guaranteed by Export Credit Agencies for certain equipment related to the KAM pipeline and the Gas Utilization Facility. The loans are secured by the equipment purchased, bear interest at LIBOR plus 4% per annum, are repayable in equal semi-annual installments and have final maturity dates ranging from five to seven years.

PKOP bonds

On February 16, 2001 PKOP registered 250,000 unsecured bonds (par value $100) in the amount of $25.0 million with the National Securities Commission of the Republic of Kazakhstan (the “PKOP bonds”). The PKOP bonds have a three-year maturity, are due on February 26, 2004 and bear a coupon rate of 10% per annum. The PKOP bonds are listed on the Kazakh Stock Exchange.

As at December 31, 2002, 134,800 bonds had been issued for consideration of $13.2 million. On February 13, 2003, PKOP issued the remaining 115,200 Bonds for consideration of $11.3 million.

The PKOP bonds contain certain covenants including a limitation on indebtedness.

Repayment

Principal repayments due for each of the next five years and in total are as follows:

							Less
							amounts
							included in	Total
							short-term	long-term
	2004	2005	2006	2007	2008	Thereafter	debt	debt

9.625% Notes	–	–	–	–	–	125,000	–	125,000
Term facility	35,692	35,692	35,692	–	–	–	(35,692)	71,384
Kazgermunai	–	–	–	–	–	37,743	–	37,743
Term loans	2,039	2,665	2,665	2,271	1,878	3,049	(2,039)	12,528

	37,731	38,357	38,357	2,271	1,878	165,792	(37,731)	246,655

The Kazgermunai debt does not have fixed repayment terms.

Interest Expense

	2003	2002	2001

Interest on long-term debt	23,375	29,897	15,870
Interest on short-term debt	12,204	5,576	3,660

	35,579	35,473	19,530

A summary of the status of the Corporation’s stock option plan as of December 31, 2003 and the changes during the year ended December 31, 2003 and year ended December 31, 2002 is presented below (expressed in Canadian dollars):

		Weighted Average
	Options	Exercise Price

Outstanding at December 31, 2000	4,685,705	3.15
Granted	1,644,243	9.71
Exercised	(446,568)	2.28
Forfeited	(146,500)	7.89

Outstanding at December 31, 2001	5,736,880	3.07
Granted	605,000	14.65
Exercised	(1,393,281)	1.09
Forfeited	(98,463)	6.73

Outstanding at December 31, 2002	4,850,136	5.01
Granted	791,000	25.82
Exercised	(440,751)	3.76
Forfeited	(84,925)	9.27

Outstanding at December 31, 2003	5,115,460	8.17

Options exercisable as at:

December 31, 2002 (as amended)	1,908,798	3.87
December 31, 2003	2,816,683	5.14

The weighted average fair value of the 791,000 options granted during the year ended December 31, 2003 was $6.2 million.

All stock options outstanding as of August 3, 2001 were re-priced in connection with the special dividend that was issued by the Corporation. The exercise price was reduced by C$3.78 per share. Certain options had exercise prices less than C$3.78.

Outstanding Options	Exercisable Options

		Weighted
		Average	Weighted		Weighted
Range of	Number of	Remaining	Average	Number	Average
Exercise Price	Options	Contractual Life	Exercise Price	of Options	Exercise Price

			(C $)		(C $	)
As at December 31, 2003
0 to 2.5	2,426,717	1.24	0.65	1,691,518	0.45
2.5 to 7.5	217,500	2.15	5.58	98,750	5.24
7.5 to 12.5	1,137,493	2.60	9.35	699,915	9.41
12.5 to 17.5	559,750	3.95	14.70	186,500	14.65
17.5 to 28.64	774,000	4.93	26.04	140,000	27.79

	5,115,460	2.44	8.17	2,816,683	5.14

The pro forma net income per share had we recognized compensation expense using the fair value of common stock options granted for all stock options outstanding prior to January 1, 2003 follows:

	2003	2002	2001

Net income
As reported	317,488	162,568	169,340
Proforma	315,300	160,038	165,693
Basic net income per share
As reported	4.06	2.01	2.12
Proforma	4.03	1.98	2.08
Diluted net income per share
As reported	3.91	1.93	2.02
Proforma	3.88	1.90	1.98

The estimated fair value of the stock options issued were determined using the Black-Scholes option pricing model with the following assumptions:

	2003	2002	2001

Risk-free interest rate	3.91%	3.96%	4.69%
Expected option life	5 years	5 years	5 years
Expected volatility in the price of the Corporation’s common shares	38%	68%	66%
Expected dividends	–	–	–
Weighted average fair value of options granted during the year	$7.82	$5.73	$3.63

(e)
On March 26, 1997, the Corporation issued C$110.0 million (U.S.$80.0 million) of Special Warrants under a Special Warrant Indenture (the “Indenture”). The Corporation reached an agreement with the Series 5 warrant holders to redeem 4,943,020 of the outstanding Series 5 warrants on February 23, 2001 at C$2.90 per warrant for a total consideration of $9.4 million. $1.8 million was recorded as a reduction of share capital based upon the average cost of each warrant at issuance, and the remaining $7.6 million was recorded as an increase in the Corporation’s deficit. On February 23, 2001, 2,200 Series 5 warrants were exercised and as at December 31, 2001 there were no outstanding Series 5 warrants. Simultaneously, the corresponding convertible securities associated with the Series 5 warrants were redeemed under the same terms as the Series 5 warrants at C$2.90 per corresponding convertible security for the total consideration of $3.9 million. On February 2 3, 2001, 906 of these corresponding convertible securities were exercised and as at December 31, 2001 there were no outstanding corresponding convertible securities associated with the Series 5 warrants.

NOTE 15 INCOME TAXES

The Corporation and its subsidiaries are required to file tax returns in each of the jurisdictions in which they operate. The primary operating jurisdiction is Kazakhstan with substantially all income earned in Kazakhstan.

The provision for income taxes differs from the results, which would have been obtained by applying the statutory tax rate of 30% to PetroKazakhstan’s income before income taxes. This difference results from the following items:

	2003	2002	2001

Statutory Kazakhstan income tax rate	30%	30%	30%
Expected tax expense	142,580	79,539	71,898
Non-deductible amounts, net	10,141	16,230	7,619
Higher tax rate for Kazgermunai	2,720	–	–
Lower tax rate for South Kumkol field	–	–	(2,338)
Reversal of lower tax rate for South Kumkol field	–	4,726	–
Income tax withheld on joint venture dividend	–	–	2,500
Future tax recognized	–	–	(11,285)

Income tax expense	155,441	100,495	68,394

The following are the major future income tax assets and liabilities arising from temporary differences between the carrying values and tax basis of the following assets and liabilities:

	2003	2002

Future income tax assets:
Fixed assets	22,475	21,331
Provision for doubtful debts	1,515	2,707
Provision for obsolete inventories	1,180	1,096
Provision for royalties	4,831	4,777
Provision for inter-company profit eliminations	9,087	3,390
Other	424	277

Total future income tax assets	39,512	33,578
Less: current portion of future income tax assets	14,697	9,049

Long-term future income tax assets	24,815	24,529

Future income tax liabilities:

Fixed assets	13,012	17,015

The Corporation’s principal subsidiaries, PKKR and PKOP, and the Corporation’s other subsidiaries and joint ventures operating in Kazakhstan are separate taxpayers under Kazakhstani tax legislation.

Taxes are payable in Kazakhstan based on financial statements prepared in accordance with the laws of Kazakhstan rather than financial statements prepared in accordance with GAAP in Canada. The majority of the differences between the two sets of financial statements are temporary differences where an expense or revenue item is recorded for Canadian GAAP purposes in a diff e rent period than allowed under Kazakhstani law. The provision for Kazakhstani income taxes has been calculated by applying the Kazakhstani statutory tax rate of 30% to the income of PetroKazakhstan’s Kazakhstan subsidiaries.

NOTE 16 NET INCOME PER SHARE

The income per share calculations are based on the weighted average and diluted numbers of Class A common shares outstanding during the period as follows:

	2003	2002	2001

Weighted average number of common shares outstanding	78,149,904	80,853,597	79,807,038
Dilution from options (including convertible securities)	3,142,302	3,346,939	3,842,122

Diluted number of shares outstanding	81,292,206	84,200,536	83,649,160

774,000 options were excluded from the calculation of diluted number of shares outstanding for the year ended December 31, 2003, as the exercise price was in excess of the average market price for the year. No options w e re excluded from the calculation of diluted number of shares outstanding for the years ended December 31, 2002 and 2001.

NOTE 17 FINANCIAL INSTRUMENTS

The nature of the Corporation’s operations and issuance of long-term debt exposes the Corporation to fluctuations in commodity prices, foreign currency exchange rates, interest rates and credit risk. The Corporation recognizes these risks and manages operating in a manner such that exposure to these risks is minimized to the extent practical.

The Corporation’s financial instruments include cash, accounts receivable, all current liabilities and long-term debt. The fair value of cash, accounts receivable and current liabilities approximates their carrying amounts due to the short-term maturity of these instruments. The fair value of the term facility, Kazgermunai debt and the term loans approximates their carrying value as they bear interest at market rates. The fair value of the 9.625% Notes is $142.5 million versus the carrying value of $125.0 million as at December 31, 2003 as determined through reference to the market price.

a) Commodity price risk

The Corporation has entered into a commodity-hedging program where it is utilizing derivative instruments to manage the Corporation’s exposure to fluctuations in the price of crude oil. The Corporation has entered into the following contracts with a major financial institution.

			Price Ceiling or
Contract Amount	Contract Period	Contract Type	Contracted Price	Price Floor

(bbls per month)
75,000	January 2004 to December 2004	Zero cost collar	28.00	17.00
75,000	January 2004 to December 2004	Zero cost collar	29.00	17.00
75,000	January 2004 to December 2004	Zero cost collar	29.25	17.00
37,500	January 2004 to December 2004	Zero cost collar	29.60	17.00
110,000	January 2004 to December 2004	Zero cost collar	30.20	18.00
120,000	January 2005 to March 2005	IPE Future	26.30 – 26.52
40,000	April 2005 to June 2005	IPE Future	25.92
458,333	January 2005 to December 2005	IPE Future	25.65 – 25.90

The unrealized loss on these hedges as at December 31, 2003 is $2.8 million.

b) Foreign currency exchange rate risk

Export revenues are denominated in U.S. dollars and domestic sales of refined products and crude oil are made in the Tenge equivalent to U.S. dollars at the time of sale. Substantial portions of the Corporation’s operating costs are denominated in Tenge. The Corporation manages this exposure by operating in a manner that minimizes the need to convert between these currencies.

The Corporation, through its Downstream operations has foreign currency exposure as the tax basis of its assets a re denominated in Tenge. For Upstream, the Corporation has the possibility to revalue the tax basis of its assets using the official annual rate of inflation through the tax stability provisions of its hydrocarbon contracts. There is no significant forward market for the Tenge, there f o re, the Corporation does not hedge this exposure .

c) Interest rate risk

The Corporation manages its interest rate risk through utilizing fixed and floating rate debt to finance its operations. The floating rate debt exposes the Corporation to fluctuations in interest payments due to changes in interest rates.

d) Credit risk

A substantial portion of the Corporation’s accounts receivable are with customers in the energy industry and are subject to normal industry risk. The Corporation’s crude oil sales are sold on credit to purchasers with A rating and all other sales are supported by letters of credit issued by major financial institutions. The Corporation’s sales of refined products are either made on a prepayment basis or supported by letters of credit issued by major financial institutions.

NOTE 18 RELATED PA RTY TRANSACTIONS

The Corporation had the following transactions with its joint ventures.

(mm$)	2003	2002	2001

Crude oil purchased from Turgai	76.8	110.0	105.8
Crude oil purchased from Kazgermunai	1.1	12.6	5.2
Services provided to Turgai	21.0	16.4	5.2

The amounts in the table above re p resent 100% of transactions with the joint ventures. 50% of these amounts were eliminated on consolidation of the Corporation’s 50% interest in joint ventures. The remaining 50% remains in the results of operations.

As at December 31, 2003 the Corporation has a loan receivable from Turgai for $11.0 million, representing 50% of the total balance ($11.0 million as at December 31, 2002 and $6.0 million as at December 31, 2001).

As at December 31, 2003 the Corporation has an account payable to the shareholder of the Turgai joint venture amounting to $16.6 million.

The Kazgermunai senior and subordinated debt is loans provided by the partners holding the remaining 50% of the Kazgermunai joint venture .

NOTE 19 CASH FLOW INFORMATION

Interest and income taxes paid:

	2003	2002	2001

Interest paid	33,988	30,622	7,491
Income taxes paid	173,275	97,903	102,238

Changes in non-cash operating working capital items include:

	2003	2002	2001

(Increase)/decrease in accounts receivable	(57,525)	(40,144)	(16,573)
Decrease/(increase) in inventory	3,609	(10,583)	(9,138)
(Increase)/decrease in prepaid expenses	(306)	(27,275)	(7,089)
(Decrease)/increase in accounts payable and accrued liabilities	(9,470)	44,068	(11,044)
Increase/(decrease) in prepayments for crude oil and refined products	3,111	(3,882)	(4,552)

	(60,581)	(37,816)	(48,396)

Changes in long-term debt includes:

	2003	2002	2001

Proceeds from PKOP bonds	–	–	13,227
Proceeds from term facility	190,000	(16,000)	16,000
Repayment of term facility	(82,923)	–	–
Proceeds for sale of 9.625% notes, net of discount	122,986	–	–
12% Notes repurchased	–	–	(900)
12% Notes sold, net of discount	–	17,195	14,080
Redemption of 12% Notes	(208,210)	–	–
Repayment of Kazgermunai debt	(9,489)	(18,853)	(26,659)
Repayment of Canadian and US notes	–	–	(24,006)

	12,364	(17,658)	(8,258)

Changes in short-term debt includes:

	2003	2002	2001

Proceeds from PKOP bonds	11,332	–	–
Proceeds from term facility	–	40,000	4,000
Repayment of term facility	–	(44,000)	–
Joint venture loan	–	5,000	6,000
Proceeds from working capital facilities	66,079	64,954	41,557
Repayment of working capital facilities	(71,605)	(92,564)	–

	5,806	(26,610)	51,557

During the year ended December 31, 2001, the Corporation entered into a Sale and Purchase Agreement to acquire a 49.9% interest, with equal management rights in a company, which had a 1.75% interest in the CPC pipeline. The first payment of $40.0 million was made on December 28, 2001.

Conditions set out in the Sale and Purchase agreement could not be met by the deadline of June 13, 2002 and the agreement was terminated. The first payment was refunded in full.

NOTE 20 COMMITMENTS AND CONTINGENCIES

Kazakhstani environment

Kazakhstan, as an emerging market, has a legal and regulatory infrastructure that is not as mature and stable as those usually existing in more developed free market economies. As a result, operations carried out in Kazakhstan can involve risks and uncertainties that are not typically associated with those in developed markets.

The instability associated with the ongoing transformation process to a market economy can lead to changes in the business conditions in which the Corporation currently operates. Changes in the political, legal, tax or regulatory environment could adversely impact the Corporation’s operations.

Tax matters

The local and national tax environment in the Republic of Kazakhstan is subject to change and inconsistent application, interpretation and enforcement. Non-compliance with Kazakhstan laws and regulations, as interpreted by the Kazakh authorities, can lead to the imposition of fines, penalties and interest.

In response to the Corporation’s submission, the Minister of Finance initiated the creation of a high–level Working Group between its Officials and the Corporation’s representatives to address and seek resolution of all outstanding tax issues through dialogue and negotiations. On January 22, 2004, the Working Group signed a memorandum that sets out the agreed resolution of all outstanding tax issues. Certain actions, such as amendments to hydrocarbon contracts and issuance of instruction letters must be taken to fully implement the terms of the memorandum. The terms of this memorandum are reflected in the ensuing discussion of the Corporation’s tax matters.

Assessments for 1998 and 1999

The Corporation’s subsidiaries have been engaged in two court cases in Kazakhstan pertaining to disputed tax assessments received for 1998 and 1999.

The first involved PKOP and was for approximately $8.8 million. PKOP has successfully argued its case at the first level of the court system in Kazakhstan and at the Supreme Court level. There is no possibility of further Government appeal and accordingly, no provision has been made in the consolidated financial statements for this assessment.

The second case involved PKKR and was for a total of approximately $10.5 million including taxes, fines, interest and penalties. PKKR was successful at the first level of the court system and was unsuccessful on the majority of the issues at the Supreme Court level. PKKR was unsuccessful in obtaining agreement of the Supervisory Panel of the Supreme Court to hear its appeal on the assessed taxes. The Corporation provided for $2.9 million of the $10.5 million total assessment in the December 31, 2002 consolidated financial statements. PKKR has been disputing the remaining $7.6 million of the $10.5 million, which relates to fines and penalties assessed, because PKKR believes there was an incorrect application of the provisions of the tax act. PKKR has paid this amount to stop the further accumulation of fines and penalties and has recorded this payment as an account receiv able pending resolution of this issue. The Working Group agreed with PKKR’s position and determined that there was an incorrect application of the provisions of the tax legislation. The account receivable of $7.6 million will be recovered through offsetting current taxes payable in 2004.

Assessments for 2000 and 2001

The Corporation, through its operating subsidiaries in Kazakhstan received tax assessments for 2000 and 2001 amounting to $56.0 million, which were reduced through negotiations to $45.0 million (including our 50% share of Turgai’s assessments). The Corporation does not agree with these assessments and has filed court cases disputing these amounts. The following paragraphs discuss the 2000 and 2001 assessments.

PKOP has been successful at the first level of the court system and at the Supreme Court with respect to the entire $12.5 million of its assessment. This assessment was for withholding taxes on the acquisition of an interest in the CPC pipeline and the assessment was made despite the fact that this transaction was not completed. This case may be appealed by the Ministry of Finance.

Turgai has been successful at the first two levels of the court system on almost its entire assessment of $12.0 million, of which $6.0 million is our 50% share. There is no possibility of further Government appeal.

The PKKR assessment was split into two cases. The first case was for amounts totaling approximately $13.0 million and at the first level of the court system PKKR was successful on $6.8 million of the $13.0 million and was unsuccessful on the re m a i n d e r. The major issue on which PKKR was unsuccessful was the assessment of royalties on flared associated gas (approximately $4.5 million). The Corporation believes the claim for royalties on flare d associated gas, which has no commercial value, contravenes the provisions of its hydrocarbon contracts. PKKR appealed to the Supreme Court and was unsuccessful. The Working Group determined that PKKR would pay royalties on produced gas volumes less gas volumes reinjected and gas consumed in operations as fuel gas. A flat 5% royalty rate is to be applied and the valuation will be based upon sales value for those volumes sold a nd lifting costs for the remaining volumes. PKKR has provided $0.4 million for royalties on associated gas for the years 1998-2001 and $0.2 million for 2002 and 2003. PKKR has also provided $1.8 million for the years 2000 and 2001 and made a further provision of $1.7 million for 2002 and 2003 for the remaining issues.

The second case was for $13.5 million, with $6.9 million related to transfer pricing sent back by the court for re -negotiation. The transfer pricing amount has been reduced through re-negotiation to $700,000. The second case was heard in September 2003 with PKKR being successful on almost all of the issues. The final assessment resulting from the court decision totalled $783,000 including the transfer pricing issue. The Ministry of Finance appealed to the Supreme Court, approximately $2.1 million of the assessment relating to the methodology used to revalue tax pools for currency fluctuations ($1.7 million) and the accelerated write-off of certain assets ($0.4 million). PKKR was unsuccessful at the Supreme Court. The working group did not resolve this issue as it was a matter of current litigation. The Corporation has provided for these amounts and plans to appeal to th e Supervisory panel of the Supreme Court. There is no impact on following years.

Recent PKKR assessments

PKKR received an assessment for royalties on oil production during testing of the East Kumkol discovery on its exploration contract for $0.3 million and was assessed a fine of $1.3 million. The Corporation believes this assessment is without merit because the assessment is contrary to the hydrocarbon contract and relevant legislation. The Working Group determined that royalties on oil production under the Corporation’s exploration contract would be payable in accordance with the production contract entered into upon determination that the discovery is commercial. Royalties will be paid 30 days subsequent to signing the production contract. The Working Group determined that the assessment for royalties and the associated fine would be withdrawn. The Corporation has estimated that the royalties payable on accumulated production would amount to $0.4 and has provided fo r this amount.

Kazgermunai assessments

The Corporation, through its joint venture Kazgermunai, has received tax assessments for 2001 and 2002 amounting to $9.2 million (of which our 50% share is $4.6 million). Neither the Corporation nor Kazgermunai agree with these assessments, and Kazgermunai will be disputing these amounts through the legal system.

Capital expenditures commitment

Pursuant to the Share Sale-Purchase Agreement with the Republic of Kazakhstan, a commitment was made to invest, in Kazakhstan, an aggregate of $280 million in capital expenditures, investments or other items that may be treated as capital assets of PKKR on or before December 31, 2002. These expenditures were to be used to further exploit and develop existing fields and to explore for new additional reserves to enhance future production and revenues. If the required investment is not made within the agreed time period, the Corporation may be required under the terms of the Agreement to pay a penalty of 15% of the amount not invested. As at December 31, 2002, the Corporation believes it has met this commitment. The expenditures and commitments may be subject to audit and certification by the Government of Kazakhstan.

The Corporation has assumed the rights and obligations under the PKOP privatization agreement, whereby the Government of Kazakhstan privatized PKOP. Under this agreement, the Corporation was required to invest, or cause PKOP to invest, the Tenge equivalent of $150.0 million in capital expenditures or investments by December 31, 2001.

As of December 31, 2003, the Corporation believes it has met this commitment. The Corporation is currently engaged in discussions with representatives of the Government of Kazakhstan concerning the level of capital expenditures or commitments made as at December 31, 2001. The Government of Kazakhstan agrees with the Corporation’s assertion regarding $116.0 million of this commitment and is claiming the remaining obligation has not been met. If it is established that the Corporation has not met the remaining obligation, the Corporation may be required, under the terms of the agreement, to pay a penalty of 15% of the unfulfilled obligation or $5.1 million.

Legal proceedings

The Corporation and its subsidiary PKKR were claimants in arbitration proceedings being conducted under the auspices of the International Court of Arbitration of the International Chamber of Commerce, in Paris, France. The Corporation and PKKR are claiming damages in the amount of $31.5 million. The Corporation contends that the defendants, EEG and RWE (the joint venture partners of PKKR in the joint venture Kazgermunai LLP) have acted in breach of the Foundation Agreement of the Kazgermunai LLP and certain other related agreements. No amount has been recorded in the consolidated financial statements as at December 31, 2003.

The Corporation had been named as defendant in a claim filed by a company alleging it was retained under a consulting contract since January 17, 1997 until services were suspended in May 1999. The liquidated principal amount claimed was, in aggregate, $6.6 million and an additional unspecified amount was claimed as an alleged penalty provision, with the total claim not to exceed $35.0 million. The arbitration decision has been received and the Corporation has paid $7.1 million for full settlement of the claim.

The Corporation has been named as defendant in a claim filed by a company alleging breach of a consulting contract, in aggregate of $4.7 million. The Corporation believes this claim is without merit and, accordingly, no amount has been recorded in the consolidated financial statements at December 31, 2003.

The Corporation has been named as a defendant in a claim filed by a company alleging a breach of an agreement in the amount of $2.4 million. The Corporation believes this lawsuit is without merit and, accordingly, no amount has been recorded in the consolidated financial statements at December 31, 2003.

Agency for Regulation of Natural Monopolies and Protection of Competition

The ARNM alleged that PKOP charged prices for refined oil products that in total were $6.3 million in excess of ARNM authorized maximum prices. The Corporation has always taken the position that the ARNM does not have the right to establish prices for PKOP under the terms of the Privatization Agreement relating to the Shymkent refinery, which operates in a highly competitive environment. PKOP initiated legal proceedings to annul the ARNM claim and the court of first instance has reduced the ARNM claim to approximately $1.1 million. PKOP and the ARNM have both appealed this decision to the Supreme Court. PKOP’s position remains that the ARNM does not have the right to establish prices for the refinery and the Corporation, as the party in interest under the Privatization Agreement for the Shymkent refinery has notified the Government of Kazakhstan that it is in breach of relevant provisions of the Privatization Agreement. The Corporation has the right to proceed to international arbitration under the terms of the Privatization Agreement.

The ARNM claimed $31 million from a group company for allegedly violating Kazakhstan’s competition law. The Corporation initiated legal proceedings and the court of first instance dismissed the ARNM claim. The ARNM has appealed this decision. The date to hear this appeal has not been set.

The ARNM claimed $91.4 million from group companies for allegedly violating Kazakhstan’s competition law. The group companies initiated legal action to defend themselves, and at the Astana City Court they were unsuccessful in their challenge of allegations by the ARNM that these companies had violated Kazakhstan competition laws. The judgment upheld the ARNM determination that these distributors had received unjustified revenues totaling approximately $91.4 million.

It remains the Corporation’s view that the allegations are without justification; a highly competitive market exists for oil products within Kazakhstan and the current level of prices reflects current world crude oil prices, which a re close to their historical high. Also, the prices charged by the group companies are competitive with Russian imports and with those charged by distributors of the other two refineries in Kazakhstan.

The Corporation is considering its recourse rights under the terms of the Shymkent Refinery Privatization Agreement, which clearly stipulates the right to sell any and all its products in Kazakhstan and abroad at free market prices.

The Corporation will continue to seek a dialogue with the appropriate authorities to address the concerns related to the pricing of refined products and possible measures to be taken to further promote transparency and effective monitoring of the dynamics of competition, consistent with market economy principles.

Excess profit tax

The Corporation, through its subsidiary PKKR and joint venture Turgai, is subject to excess profit tax under the terms of the Hydrocarbon Exploration and Production contracts they have for oil and gas production. The contracts are specific to each field.

Excess profit tax is in addition to statutory income taxes, which are at a rate of 30%, and excess profit tax takes effect after the field has achieved a cumulative internal rate of return higher than 20% for the specific field. The excess profit tax ranges from 0% to 30% of taxable income for the year for PKKR and from 0% to 50% for Turgai. The Corporation did not incur excess profits tax in 2003; it may be subject to excess profit tax for the year ended December 31, 2004 and subsequent years in certain of its fields.

Environmental matters

Extensive national, regional and local environmental laws and regulations in Kazakhstan affect nearly all of our operations. These laws and regulations set various standards regulating certain aspects of health and environmental quality provide for user fees, penalties and other liabilities for the violation of these standards and establish, in some circumstances, obligations to remediate current and former facilities and off-site locations.

The Corporation believes it is currently in compliance with all existing Republic of Kazakhstan environmental laws and regulations. However, as new environmental laws and legislation are enacted and the old laws are repealed, interpretation, application and enforcement of the laws may become inconsistent. Compliance in the future could require significant expenditures, which may adversely affect the Corporation’s operations.

NOTE 21 RECONCILIATION OF RESULTS FROM CANADIAN GAAP TO U.S. GAAP

These consolidated financial statements have been pre p a red in accordance with Canadian GAAP which conform in all material respects with those applicable with U.S. GAAP, except as set forth below:

Income taxes

Recommendations of the Canadian Institute of Chartered Accountants with respect to accounting for future income taxes differ from United States GAAP due to accounting for certain tax incentives. Under the tax legislation in the Republic of Kazakhstan, the Corporation may revalue the tax pool of its Upstream assets using the prescribed inflation rate. A future income tax asset is recognized to reflect such revaluation in the consolidated financial statements, which is reversed for United States GAAP.

Foreign currency translation

PetroKazakhstan’s principal operating subsidiaries are PKKR and PKOP and for Canadian GAAP are classified as integrated which leads to the use of the temporal method of translation (Note 1). Under United States GAAP, the Corporation, on a consolidated basis, is required to translate the accounts of its principal operating subsidiaries using the current rate method. The significant changes which result from this difference are a reduction in the carrying value of capital assets and the creation of a cumulative translation account within the equity section of the balance sheet, which reduces total equity.

Accounting for commodity hedges

The Corporation has entered into a commodity-hedging program where it is utilizing derivative instruments as described in Note 17. The Corporation has designated these as cash flow hedges under SFAS 133 and recognizes in earnings, changes in fair value of these derivatives in the same period as the hedged item. Any change in the fair value of these cash flow hedges before that period are recognized in the balance sheet and in other comprehensive income. The change to comprehensive income for the year ended December 31, 2003 was $1.6 million (2002 – $4.4 million). The amount recorded as accounts payable as at December 31, 2003 was $2.8 million (2002 – $4.4 million).

Accounting for oil and gas properties

The Corporation has completed a ceiling test calculation under United States GAAP at December 31, September 30, June 30 and March 31, in 2003, 2002 and 2001.

There are certain differences between the full cost method of accounting for oil and gas assets as applied in Canada and as applied in the United States. The Corporation has reviewed such differences and determined that no variances in financial statement balances would have resulted from the application of full cost accounting in accordance with United States GAAP.

Change in accounting principles

Effective January 1, 2003 the Corporation adopted SFAS 143, Accounting for Asset Retirement Obligations. The Corporation recognized the estimated fair value of the liability for its assets retirement obligation. As at December 31, 2003, the fair value of the obligation was estimated to be $11.0 million. These estimated costs were recorded as an increase in the gross book value of property, plant and equipment with a corresponding increase in the provision for future site restoration. The asset retirement obligation is depleted on a unit-of-production basis over the useful life of the related assets. An accretion expense, resulting from the changes in the liability due to passage of time by applying an interest method of allocation to the amount of the liability at the beginning of the period, is recorded as part of interest expense.

The cumulative effect from the date the liability would have been recognized and the date of adoption of SFA S 143 was $2.1 million and is included in net income for the year ended December 31, 2003.

The assets retirement obligation liability, had we applied SFAS 143 for all years presented in these financial statements, would be:

As at January 1, 2002	9,293
As at January 1, 2003	10,129

The pro forma information, had we applied SFAS 143 for comparative years presented in these consolidated financial statements, would be as follows:

	2002	2001

Net income
As reported	162,539	162,643
Proforma	162,498	162,868
Basic net income per share :
As reported	2.01	2.04
Proforma	2.01	2.04
Diluted net income per share :
As reported	1.93	1.94
Proforma	1.93	1.95

Consolidated statements of income

The application of United States GAAP would have the following effects on net income as reported:

Years ended December 31	2003	2002	2001

Net income as reported in accordance with Canadian GAAP	317,488	162,568	169,340
Accounting for income taxes	629	–	(6,157)
Amortization of debt issue costs	–	(29)	(540)
Interest expense (accretion expense)	(912)	–	–
Depletion and depreciation	2,159	–	–
Future income tax	(374)	–	–

Net income under U.S. GAAP before cumulative effect of initial application of SFAS 143	318,990	162,539	162,643
Cumulative effect of initial application of SFAS 143	(2,107)	–	–

Net income under U.S. GAAP	316,883	162,539	162,643

Basic income per share under United States GAAP:
Net income under U.S. GAAP before cumulative effect of initial application of SFAS 143	4.08	2.01	2.04
Cumulative effect of initial application of SFAS 143	(0.03)	–	–

Basic net income per share under U.S. GAAP	4.05	2.01	2.04

Diluted income per share under United States GAAP:
Net income under U.S. GAAP before cumulative effect of initial application of SFAS 143	3.92	1.93	1.94
Cumulative effect of initial application of SFAS 143	(0.02)	–	–

Diluted net income per share under U.S. GAAP	3.90	1.93	1.94

Comprehensive income
Net income under U.S. GAAP	316,883	162,539	162,643
Foreign exchange translation adjustment	35,199	(2,235)	(1,598)
Fair value adjustment cash flow hedges	1,594	(4,392)	–

Total comprehensive income	353,676	155,912	161,045

Stock based compensation

The Corporation has a stock-based compensation plan as described in Note 14. During the year ended December 2003, the Corporation adopted SFAS 123 and 148, which require recognition of compensation expense using the fair value of the equity instrument granted. The Corporation has adopted this recommendation on a prospective basis, effective January 1, 2003. Accordingly, the Corporation has recognized compensation expense for all common stock options granted to employees and non-executive directors on or after January 1, 2003 using the estimated fair value. The Corporation has recorded compensation expense of $1.2 million in general and administrative expenses within the consolidated statements of income and retained earnings for the year ended December 31, 2003 with a corresponding increase in contributed surplus within shareholder’s equity. Compensation expense for options granted on or after January 1, 2003 is recognized as compensation expense over the vesting period of the respective options. For common share options granted prior to January 1, 2003 the pro forma impact on net income and net income per share are as follows.

Years ended December 31	2003	2002	2001

Net income under U.S. GAAP:
As reported	316,883	162,539	162,643
Add stock-based employee compensation expense included in reported net income	1,175	–	–
Deduct total stock-based employee compensation expense for all awards	(3,363)	(2,530)	(3,647)

Proforma	314,695	160,009	158,996

Basic net income per share :

As reported	4.05	2.01	2.04
Proforma	4.03	1.98	1.99

Diluted net income per share :

As reported	3.90	1.93	1.94
Proforma	3.87	1.90	1.90

Stock options vested during period (thousands)	381	513	1,013
Weighted average exercise price	6.59	6.02	5.90
Weighted average fair value of options vested during the period	5.74	4.93	3.60
Weighted average fair value of options granted during the period	7.82	5.73	3.63

The foregoing information is calculated in accordance with the Black-Scholes option pricing model, using the following data and assumptions: volatility, as of the date of grant, computed using the prior one to three-year weekly average prices of the Corporation’s common shares, which ranged from 38% to 70%; expected dividend yield – 0%; option terms to expiry – 5 years as defined by the option contracts; risk-free rate of return as of the date of grant – 3.91% to 5.16%, based on five year Government of Canada Bond yields.

Consolidated balance sheets

The application of U.S. GAAP would have the following effects on balance sheet items as reported:

		Foreign	Fair value
		exchange	adjustment	Accounting	Asset
	As	translation	cash flow	for income	retirement	U.S.
	reported	adjustment	hedges	taxes	obligation	GAAP

December 31, 2003
Current assets	431,471					431,471
Deferred charges	6,729					6,729
Property, plant and equipment	527,136	(13,446)			3,614	517,304
Restricted cash	35,468					35,468
Futureincome tax assets	24,815			(5,528)	(374)	18,913
Current liabilities	168,299		2,798			171,097
Long-term debt	246,655					246,655
Futureincome tax liability	13,012					13,012
Provision for future site restoration	6,567				4,474	11,041
Non-controlling interest	13,091					13,091
Preferred shares of subsidiary	80					80
Shareholders’ equity	577,915	(13,446)	(2,798)	(5,528)	(1,234)	554,909

		Foreign	Fair value
		exchange	adjustment	Accounting	Asset
	As	translation	cash flow	for income	retirement	U.S.
	reported	adjustment	hedges	taxes	obligation	GAAP

December 31, 2002
Current assets	261,399					261,399
Deferred charges	5,321					5,321
Property, plant and equipment	405,479	(48,645)				356,834
Futureincome tax assets	24,529			(6,157)		18,372
Current liabilities	110,369		4,392			114,761
Long-term debt	281,797					281,797
Futureincome tax liability	17,015					17,015
Provision for future site restoration	4,167					4,167
Non-controlling interest	10,753					10,753
Preferred shares of subsidiary	83					83
Shareholders’ equity	272,544	(48,645)	(4,392)	(6,157)		213,350

Consolidated statements of income and deficit reclassifications

Interest and other income is presented within revenue under Canadian GAAP, under the U.S. GAAP this would be presented as a separate line item after operating income.

Interest and financing costs is presented within expenses under Canadian GAAP, under U.S. GAAP this would be presented as a separate line item after operating income.

Unusual items as presented under Canadian GAAP would be included within expenses under U.S. GAAP.

The “Cash flow” subtotal line would not be presented in a cash flow statement pre p a red under U.S. GAAP.

Impact of new and impending U.S. GAAP accounting standards

Statement of Financial Accounting Standards No. 145 (“SFAS 145”) – Rescission of FA S B Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections

In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. SFAS No. 4, “Reporting Gains and Losses from Extinguishment of Debt”, addressed income statement classification of gains and losses from extinguishment of debt. SFAS No. 64 amended SFAS No. 4 and is no longer necessary due to the rescission of SFAS No. 4. SFA S No. 145 also amended SFAS No. 13 to require sale-leaseback accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS No. 145 has no impact on the Corporation’s financial statements.

Statement of Financial Accounting Standards No. 146 (“SFAS 146”) – Accounting for Costs Associated with Exit or Disposal Activities

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”, which requires the recognition of a liability when incurred for costs associated with an exit or disposal activity. S FAS No. 146 has no material impact on the Corporation’s financial statements.

Statement of Financial Accounting Standards No. 148 (“SFAS 148”) – Accounting for Stock-based Compensation Transition and Disclosure – an Amendment of FASB Statement No. 123

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-based Compensation Transition and Disclosure – an Amendment of FASB Statement No. 123”, to provide alternative methods of accounting for stock-based employee compensation. SFAS No. 148 is effective for fiscal years ending after December 15, 2002 and interim periods beginning after December 15, 2002. The prospective method was adopted by the Corporation in the year ended December 31, 2003.

Statement of Financial Accounting Standards No. 149 (“SFAS 149”) – Amendment of Statement 133 on Derivative Instruments and Hedging Activities

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”, to clarify accounting for derivative instruments, including certain derivative instruments embedded in other contracts. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, except for hedging relationships designated after June 30, 2003. The guidance should be applied prospectively. SFAS No. 149 has no material impact on the Corporation’s financial statements.

Statement of Financial Accounting Standards No. 150 (“SFAS 150”) – Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity

In May 2003, FASB issued SFAS No. 150 (“SFAS 150”), “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”, to improve the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. SFAS 150 requires that those instruments be classified as liabilities in statements of financial position. SFAS No. 150 did not have a material impact on the Corporation’s financial statements.

Interpretation No. 45 – Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others

In November 2002, FASB issued Interpretation No.45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” This interpretation sets forth expanded disclosure requirements in the financial statements about a guarantor’s obligations under certain guarantees that it has issued. It also clarifies that, under certain circumstances, a guarantor is required to recognize a liability for the fair value of the obligation at the inception of the guarantee. Certain types of guarantees, such as product warranties, guarantees accounted for as derivatives, and guarantees related to parent-subsidiary relationships are excluded from the liability recognition provisions of Interpretation No.45, however, they are subject to the disclosure requirements. The initial liability recognition provisions are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements of Interpretation No.45 are effective for financial statements for interim or annual periods ending after December 15, 2002. As at December 31, 2003, the Corporation had not issued guarantees that require this disclosure. The adoption of the new rules did not have a material impact on its financial position or results of operations.

Interpretation No. 46 – “Consolidation of Variable Interest Entities,” an interpretation of Accounting Research Bulletin No. 51, Consolidated Financial Statements

FIN No. 46, ‘‘Consolidation of Variable Interest Entities,’’ was issued in January 2003. FIN No.46 addresses consolidation by business enterprises of variable interest entities. FIN 46 provides criteria for identifying variable interest entities (VIEs) and further criteria for determining what entity, if any, should consolidate them. In general, VIEs are entities that either do not have equity investors with voting rights or have equity investors that do not provide sufficient financial resources for the entity to support its activities. In December 2003, the FASB issued FIN No. 46R to clarify some of the provisions of FIN No. 46 and to exempt certain entities from its requirements. The additional guidance was issued in response to input received from constituents regarding certain issues arising in implementing FIN No. 46. FIN 46 is effective for fis cal years beginning January 1, 2004. Management is still in the process of evaluating the impact of FIN 46.